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                                                     FLEXI-VAN LEASING, INC.
                                                     251 Monroe Avenue
                                                     Kenilworth, NJ  07033-1106
                                                     (908) 276-8000
                                                     FAX: (908) 276-7666
                                                     Contact:  Scott A. Griswold
                                                               (310) 208-6055



         FLEXI-VAN LEASING, INC. ANNOUNCES OWNERSHIP INCREASE TO 92% OF
            CASTLE & COOKE, INC. FOLLOWING COMPLETION OF TENDER OFFER



         LOS ANGELES, CALIFORNIA, July 24, 2000 -- Flexi-Van Leasing, Inc. announced today that it now owns approximately 92% or 15,672,000 shares of Castle & Cooke, Inc. as a result of the successful completion of the supplemental offering period provided under the tender offer made by Castle Acquisition Company, Inc., a wholly-owned subsidiary of Flexi-Van Leasing, Inc. In the tender offer, Castle Acquisition Company, Inc. received tenders of approximately 89% of the Castle & Cooke, Inc. shares not already owned by Flexi-Van Leasing, Inc., based on the approximately 11,170,000 shares which were tendered.

         In accordance with the terms of the merger agreement, shares tendered in the five day supplemental offering period have been accepted and are being paid for promptly.

         Castle & Cooke, Inc. and Flexi-Van Leasing, Inc. are in the process of preparing for mailing to shareholders materials relating to the merger of Castle Acquisition Company, Inc. in and to Castle & Cooke, Inc. It is expected that the merger will be completed in late August or early September, 2000.

         Any questions concerning the merger should be addressed to Georgeson Shareholder Communications, Inc. at (800) 223-2064 (toll free) in the United States or at (212) 440-9800 (collect) elsewhere.

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